UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: Sasol signs US$3,9 billion five-year Revolving Credit Facility


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or the "Company")


Sasol signs US$3,9 billion five-year Revolving Credit Facility

Sasol, the South African chemicals and energy company, has increased its existing US$1.5 billion Revolving Credit Facility ("the Facility")to US$3,9 billion and extended the maturity to five years, with the inclusion of two further extension options of one year each ("the Transaction").

Sasol launched the Transaction with a targeted facility size of US$3,0 billion, which was subsequently increased to US$3,9 billion, given the notable oversubscription.

Sasol mandated Citi and Mizuho Bank, Ltd as Joint Global Co-ordinators for the Transaction, which launched in early November 2017 to a targeted group of banks. The Joint Global Co-ordinators each pre-committed to the Transaction, and invited banks to commit at one of three ticket levels, with the following titles: Bookrunner and Mandated Lead Arranger (BMLA), Mandated Lead Arranger (MLA) and Lead Arranger. The Company also accommodated a limited number of smaller tickets with the Arranger title.

Syndication closed oversubscribed with 17 banks committing, allowing Sasol to increase the Facility and offer scale back to the Joint Global Co-ordinators, BMLAs and the MLAs.

Along with the Joint Global Co-ordinators, there were eight other BMLAs:
ABN AMRO Bank N.V., Bank of America Merrill Lynch, BNP Paribas S.A. South Africa Branch, Intesa SanPaolo Bank Luxembourg S.A., J.P. Morgan
Securities plc, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation Europe Limited and UniCredit Bank Austria.

Barclays Bank PLC, Deutsche Bank and HSBC joined as MLAs, Export
Development Canada and Standard Chartered Bank joined as Lead Arrangers and Wells Fargo Bank N.A., London Branch and Societe Generale joined as Arrangers.

EY acted as Independent Financial Advisor to Sasol in respect of the transaction.


23 November 2017

Sponsor
Deutsche Securities (SA) Proprietary Limited



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 23 November,2017		By: 	/s/ V D Kahla
						Name: 	Vuyo Dominic Kahla
						Title: 	Company Secretary